February 10, 2020

VIA EDGAR

Mr. Ronald Alper

Division of Corporation Finance

United States Securities and Exchange

Commission

100 F Street, NE

Washington, DC 20549

Re:	Medalist Diversified REIT, Inc. (the “Registrant”)
Registration Statement on Form S-11 (the “Registration Statement”)
File No. 333-235442

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its Registration Statement on Form S-11 (File No. 333-235442), to 5:00 p.m., Eastern Time, on February 12, 2020, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas E. Messier_______
Thomas E. Messier
Chief Executive Officer and Chairman of the Board
(principal executive officer, principal accounting officer and principal financial officer)